Exhibit 99.(a)(5)

Press Release

9000 West 67th Street • Shawnee Mission, KS 66202
Phone:	(913) 676-8800	• Fax:	(913) 676-9972

FOR IMMEDIATE RELEASE				Contact:	Adriana Hoskins
(913) 676-8911
May 12, 2014

SEABOARD CORPORATION ANNOUNCES COMMENCEMENT

OF $100 MILLION TENDER OFFER OF ITS COMMON STOCK

AND INCREASE OF STOCK REPURCHSE PLAN

BY AN ADDITIONAL $20 MILLION

SHAWNEE MISSION, Kansas, May 12, 2014 - Seaboard Corporation (NYSE MKT symbol:  SEB) announced today that it is commencing a tender offer to repurchase shares of its common stock for an aggregate purchase price of up to $100 million.  This represents an increase of $20 million over its current Stock Repurchase Plan.

Pursuant to the tender offer, Company stockholders may tender all or a portion of their shares (i) at a price specified by the tendering stockholder of not less than $2,500 and not more than $2,950 per share; or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, Seaboard Corporation will determine the lowest price within the range of prices specified above (the “purchase price”), enabling Seaboard Corporation to purchase up to $100 million in the aggregate of its common stock. Stockholders will receive the purchase price in cash, subject to applicable withholding tax and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration and conditional tenders in the event that the aggregate cost to purchase all of the shares validly tendered and not validly withdrawn at or below the purchase price exceeds $100 million.  These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders.  All shares purchased by Seaboard Corporation will be purchased at the same price.  All shares tendered at prices higher than the purchase price will be promptly returned to stockholders.

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase.  The tender offer will expire at 5:00 p.m., New York City time, on June 13, 2014, unless extended or terminated by Seaboard Corporation.  Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.  Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery.  MacKenzie Partners, Inc. will serve as information agent for the tender offer.  Wells Fargo Shareowner Services is acting as the depositary for the tender offer.

Seaboard Corporation’s Board of Directors has approved the tender offer.  However, none of the Company, the Company’s Board of Directors, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares.  No person is authorized to make any such recommendation.  Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered.  In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer.  Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This press release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares of Seaboard Corporation’s common stock.  The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented.  Stockholders and investors are urged to read Seaboard Corporation’s tender offer statement on Schedule TO, filed with the Securities and Exchange Commission in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information.  Each of these documents will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from MacKenzie Partners, Inc., the information agent for the tender offer, by telephone at:  (212) 929-5500 (collect) or (800) 322-2885 (toll-free), or in writing to 105 Madison Avenue, New York, New York 10016 or tenderoffer@mackenziepartners.com.

About Seaboard Corporation

Seaboard Corporation is a diverse global agribusiness and transportation company.  In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation.  Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production and electric power generation. Seaboard also has an interest in turkey operations in the United States.  For more information on Seaboard Corporation, visit www.seaboardcorp.com.

NOTE:  The statements in this press release that are not historical statements, including statements regarding completion of the tender offer, are forward-looking statements within the meaning of the federal securities laws.  These statements are subject to numerous risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.  Seaboard Corporation’s Form 10-K for the year ended December 31, 2013 discusses some of the important risk factors identified that may affect Seaboard Corporation’s business, results of operations and financial condition.  Seaboard Corporation undertakes no obligations to revise or update publicly any forward-looking statements for any reason.

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